Exhibit 99.2

Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General
Meeting of Shareholders on February 23, 2026 at 10 A.M., Beijing Time
(February 22, at 9 P.M., Eastern Time)

The undersigned hereby appoints Mr. Haicheng Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Decent Holdings Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” the resolutions in Items 1.

Item 1	RESOLVED as an ordinary resolution, to approve (a) one or more share consolidations of the Company’s issued and unissued Class A ordinary shares of par value of US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value of US$0.00001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than five (5)-for-one (1) and not more than fifty (50)-for-one (1), subject to receipt of any required Nasdaq approval(s), with the exact ratio within such range to be determined by the board of directors of the Company (the “Board”), provided that no fractional shares shall arise from the share consolidations (each a “Share Consolidation” and collectively, the “Share Consolidations”); (b) the authorization of the Board, in its sole and absolute discretion, to implement one or more Share Consolidations, determine the effective date of any Share Consolidation, round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share or Class B Ordinary Share, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate records and filings to reflect the Share Consolidations, and do all other acts and things as the Board considers necessary or desirable for the purposes of giving effect to the foregoing.

☐ For	☐ Against	☐ Abstain

Item 2	RESOLVED as a special resolution, subject to and conditional upon the passing of Proposal One:

	(1)	To amend and restate the currently effective memorandum and articles of association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation A&R M&A”), being in the form of the Existing M&A, with amendments to the share capital and par value descriptions; and

	(2)	To authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post- Consolidation A&R M&A with the registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry our the intent of these resolutions. (the “adoption of the Post-Consolidation A&R M&A”)

☐ For	☐ Against	☐ Abstain

Item 3	RESOLVED as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above.

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:_____________________________________ , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).